UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Affimed N.V.

On March 8, 2024, Affimed N.V.(the “Company”) executed a Notarial Deed of Amendment of Articles of Association of the Company (the “Amended Articles of Association”) to effect a 1-for-10 reverse stock split of the Company’s common shares, par value €0.01 per share (the “Common Shares”). On March 11, 2024, the Common Shares began trading on a post-split basis under the Company’s existing trading symbol “AFMD.” Pursuant to the Amended Articles of Association, (i) every ten Common Shares issued and outstanding were automatically combined into one Common Share, and (ii) the number of authorized Common Shares was proportionally reduced from 311,950,000 authorized Common Shares, par value €0.01 per share to 31,195,000 authorized Common Shares, par value €0.1 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AFFIMED N.V.

Date: March 11, 2024	By:	/s/ Denise Mueller
	Name:	Denise Mueller
	Title:	Chief Business Officer

	By:	/s/ Andreas Harstrick
	Name:	Andreas Harstrick
	Title:	Interim Chief Executive Officer, Chief Medical Officer